FORM PX14A6G

The J.M. Smucker Company – SJM

Filed:  August 15, 2011

Notice of Exempt Solicitation. Definitive Materials.

United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

1. Name of Registrant:

The J.M. Smucker Company

2. Name of person(s) relying on exemption:

Calvert Social Index Fund and Calvert VP S&P 500 Index Portfolio, both acting through Calvert Investment Management, Inc. (formerly Calvert Asset Management Company, Inc.)

3. Address of person(s) relying on Exemption:

4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814

4. Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2011 Annual Meeting.

SMUCKER’S SHAREHOLDERS ASK FOR MORE TRANSPARENCY ON GROWING CLIMATE-RELATED RISKS TO FOLGERS COFFEE BRAND, FARMERS IN SUPPLY CHAIN

Trillium and Calvert  Point to Looming Climate-Related Threats to Coffee Sales; Seek Answers to How Smucker’s Will Address Impacts on Coffee-Farming Families in Supply Chain.

BETHESDA, MD and BOSTON, MA/// Trillium Asset Management, LLC and Calvert Investment Management, Inc. announced today that Smucker’s (SJM) shareholders have filed a shareholder resolution calling for detailed disclosure by the company about climate-related risks to the Folgers Coffee and other brands, which currently represent 40 percent of Smucker’s overall revenues and the bulk of its recent growth.

Two weeks ago Smucker’s issued its 2011 corporate responsibility report, which ran to 38 pages, but contained only one page devoted to coffee and none to climate change.

In advance of the Smucker’s annual shareholder meeting taking place this week, the Trillium/Calvert shareholder proposal specifically requests that within six months of the 2011 annual meeting, the Board of Directors provide a report describing how the company will manage the social and environmental risks and opportunities connected to the company’s coffee business and supply chain.  In addition, the proxy asks that the Board conduct and make public a concise discussion of how it will address temperature changes, changes in rainfall patterns, and the company’s responsibility for its impact on the coffee-farming families in its supply chain.

Trillium’s Deputy Director of ESG Research and Advocacy, Jonas Kron, said: “Coffee growing supports tens of millions of people around the world and is the second largest export of developing nations.  In addition to being an important element of economic development, coffee has a significant environmental footprint when it comes to water, agricultural chemicals and deforestation.  We are concerned about maintaining the financial success of Smucker’s coffee business in the face of climate change and addressing the social and environmental impacts of its supply chain.  This shareholder proposal will hopefully improve communication on these important issues between the Smucker’s Board and shareholders.”

Calvert’s Sustainability Analyst Rebecca Henson said: “Now is the time for Smucker’s to step up to its financial and ethical responsibilities through full disclosure of climate change risks and its commitments to supporting a more sustainable coffee supply chain that meets the needs of all stakeholders. Any major company with significant coffee and other crop exposure needs to demonstrate that it can manage the reality of a changing climate.”

Smucker’s competitors in the coffee business - Nestlé, Kraft Foods, and Sara Lee Corporation - have made public, their efforts to address coffee sustainability and to provide for a consistent and reliable supply chain of quality coffee. All three also have made public commitments to sourcing coffee in a more sustainable fashion.

ABOUT TRILLIUM AND CALVERT

Trillium Asset Management, LLC is the oldest and largest independent advisor devoted exclusively to sustainable and responsible investing.

Calvert Investments, Inc. has been a leader in the field of sustainable and responsible investing (SRI) for over 25 years, demonstrating that investors may manage risk and enhance long-term portfolio performance by investing in well-governed, sustainable and responsible companies.

CONTACTS:  Melinda Lovins, for Calvert, at (301) 657-7089 or Melinda.Lovins@Calvert.com; and Jonas Kron, for Trillium, at (503) 592-0864 or jkron@trilliuminvest.com.

Calvert Investment Management, Inc.*, 4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814 (08/11, 11428).

*Calvert Investment Management, Inc. was named Calvert Asset Management Company, Inc. prior to 4/30/11.